Filed by Walgreen Co.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Walgreen Co.

Commission File No.: 001-00604

Date: September 2, 2014

Wasson’s Weekly

New year, much to accomplish

Fiscal year 2015 thoughts

September 2, 2014

Today is day 2 of a new fiscal year, having ended what likely has been one of the most strategically significant fiscal years in Walgreens 113-year history. No doubt, we can sum up FY14 as a year of great achievements and equally great challenges. Both have set us up for the path ahead as we now move forward with step 2 of our Alliance Boots partnership and take decisive actions to successfully meet our goals. As I said in the Aug. 25 Weekly, we’re accelerating our core business performance through a differentiated retail experience, integrated pharmacy and healthcare and providing global pharmaceutical services. And everything we accomplished in FY14 helps position us to do so in FY15.

Among our many accomplishments? The most significant and game-changing, of course, was achieving our Board of Directors vote last month to exercise our option to proceed with step 2. With that, we took a giant step forward in becoming the fully combined global enterprise we’ve been planning. That vote allowed us to charge full speed ahead with implementing leadership and operating model changes, and announcing key initiatives around our Next Chapter. But besides step 2? Many more significant achievements: Our AmerisourceBergen (ABC) relationship is on track. As of Aug. 27, 2014, 100 percent of our stores were converted to ABC for daily delivery of generic drugs. This was a great team effort among Supply Chain, Pharmacy Procurement, Pharmacy Inventory Management and Store Operations. We also saw our Daily Living business’s operating margin improve—kudos to everyone involved. Field transformation was completed, and Human Resources transformation is on track. We successfully spun off our Employer Services group while still retaining minority ownership and a strategic relationship. We completed our acquisition of Kerr Drugs, and we expanded Boots No7 products into the New York market.

Tip of the iceberg.

You’ve accomplished a great deal. With Walgreens purpose clearly in mind, your efforts help millions of people get, stay and live well—every day, every minute. I couldn’t be prouder.

As to challenges, we’ve certainly had our fair share: Working through a tough decision-making process around step 2—accompanied through the past several months by some pretty hard-hitting coverage, critique and speculation from the media, Wall Street, social media and government opponents regarding the question of inversion. The post-announcement impact on our share price. And throughout the year, contending with a still-tough economy and a highly competitive retail landscape. Strategizing to mitigate ongoing reimbursement pressure. And executing through internal optimization activities and hard decisions. I know it’s been challenging, and I applaud everyone’s commitment.

Unlike previous fiscal year starts, we’re stepping into FY15 with transformational changes and significant challenges: the work to complete step 2 of our transaction with Alliance Boots and the launch of Walgreens Boots Alliance, leadership changes for Walgreen Co. and a new set of initiatives—including our Next Chapter cost-reduction program, which Alex Gourlay and I previewed in the last Weekly. As we’ve stated, cost-reduction has been ongoing since we began our transformation in 2008. This year, we’re ramping up our efforts and also incorporating new initiatives like Walgreens Lean Six Sigma while minimizing impact to our stores. Big challenges, to be sure, but going through a merger of this magnitude—and creating something new and different for community pharmacy in America and around the world—requires such actions.

And now it’s time to focus 100 percent on FY15. We have much to do as we create our new combined company, establish Walgreens Boots Alliance and merge our two company cultures. It will take everyone’s hard work, creativity, innovation, expertise and commitment to take our company in this game-changing new direction. Like I said in my Aug. 20 memo, I have every confidence in our plan, our future and our team. Through all these changes, though, executing with excellence and focusing on core performance are and will continue to be top priorities. As always, Being One will be a key differentiator in our success. With Thursday night’s football season kickoff, I’m reminded of a terrific line from one of the gridiron greats, Knute Rockne: “The secret is to work less as individuals and more as a team.” I couldn’t agree more. Working together provides the strength for meeting challenges and the ability to create the greatest value. Now more than ever is the time for us to advance toward our goal and score big.

Thanks for reading. Be One, and be well.

Greg

[Legends included in the original are excerpted at the end of this filing]

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Cautionary Note Regarding Forward-Looking Statements

Statements in this communication that are not historical are forward-looking statements for purposes of applicable securities laws. Words such as “expect,” “likely,” “outlook,” “forecast,” “would,” “could,” “should,” “can,” “will,” “project,” “intend,” “plan,” “goal,” “target,” “continue,” “sustain,” “synergy,” “on track,” “believe,” “seek,” “estimate,” “anticipate,” “may,” “possible,” “assume,” variations of such words and similar expressions are intended to identify such forward-looking statements. These forward-looking statements are not guarantees of future performance and involve risks, assumptions and uncertainties, including: the risks that one or more closing conditions to the transactions may not be satisfied or waived, on a timely basis or otherwise, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the transactions or that the required approvals by the Company’s shareholders may not be obtained; the risk of a material adverse change that the Company or Alliance Boots or either of their respective businesses may suffer as a result of disruption or uncertainty relating to the transactions; risks associated with changes in economic and business conditions generally or in the markets in which we or Alliance Boots participate; risks associated with new business areas and activities; risks associated with acquisitions, joint ventures, strategic investments and divestitures, including those associated with cross-border transactions; risks associated with governance and control matters; risks associated with the Company’s ability to timely arrange for and consummate financing for the contemplated transactions on acceptable terms; risks relating to the Company and Alliance Boots’ ability to successfully integrate our operations, systems and employees, realize anticipated synergies and achieve anticipated financial results, tax and operating results in the amounts and at the times anticipated; the potential impact of announcement of the transactions or consummation of the transactions on relationships and terms, including with employees, vendors, payers, customers and competitors; the amounts and timing of costs and charges associated with our optimization initiatives; our ability to realize expected savings and benefits in the amounts and at the times anticipated; changes in management’s assumptions; the risks associated with transitions in supply arrangements; risks that legal proceedings may be initiated related to the transactions; the amount of costs, fees, expenses and charges incurred by Walgreens and Alliance Boots related to the transactions; the ability to retain key personnel; changes in financial markets, interest rates and foreign currency exchange rates; the risks associated with international business operations; the risk of unexpected costs, liabilities or delays; changes in network participation and reimbursement and other terms; risks associated with the operation and growth of our customer loyalty program; risks associated with outcomes of legal and regulatory matters, and changes in legislation, regulations or interpretations thereof; and other factors described in Item 1A (Risk Factors) of our most recent Form 10-K and Form 10-Q, each of which is incorporated herein by reference, and in other documents that we file or furnish with the SEC. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated or anticipated by such forward-looking statements. Accordingly, you are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date they are made. Except to the extent required by law, Walgreens does not undertake, and expressly disclaims, any duty or obligation to update publicly any forward-looking statement after the date of this communication, whether as a result of new information, future events, changes in assumptions or otherwise.

Important Information for Investors and Shareholders

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. In connection with the proposed transactions between Walgreen Co.

(“Walgreens” or the “Company”) and Alliance Boots GmbH (“Alliance Boots”), Walgreens Boots Alliance, Inc. (“Walgreens Boots Alliance”) will file with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 that will include a proxy statement of Walgreens that also constitutes a prospectus of Walgreens Boots Alliance. After the registration statement has been declared effective by the SEC, the definitive proxy statement/prospectus will be delivered to shareholders of Walgreens. INVESTORS AND SECURITY HOLDERS OF WALGREENS ARE URGED TO READ THE DEFINITIVE PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) AND OTHER DOCUMENTS RELATING TO THE TRANSACTIONS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTIONS. Investors and security holders will be able to obtain free copies of the registration statement and the definitive proxy statement/prospectus (when available) and other documents filed with the SEC by Walgreens or Walgreens Boots Alliance through the website maintained by the SEC at www.sec.gov. Copies of the documents filed with the SEC by Walgreens or Walgreens Boots Alliance will be available free of charge on Walgreens’ internet website at www.walgreens.com under the heading “Investor Relations” and then under the heading “SEC Filings” or by contacting Walgreens’ Investor Relations Department at (847) 315-2361.

Participants in the Solicitation

Walgreens, Alliance Boots, Walgreens Boots Alliance and their respective directors, executive officers and certain other members of management and employees may be deemed to be participants in the solicitation of proxies from the holders of Walgreens common stock in respect of the proposed transactions. Information regarding the persons who are, under the rules of the SEC, participants in the solicitation of proxies in favor of the proposed transactions will be set forth in the proxy statement/prospectus when it is filed with the SEC. You can find information about Walgreens’ directors and executive officers in Walgreens’ Annual Report on Form 10-K for the year ended August 31, 2013 and definitive proxy statement filed with the SEC on November 25, 2013. You can obtain free copies of these documents, which are filed with the SEC, from Walgreens using the contact information above.